                            KUNZMAN & BOLLINGER, INC.
                                ATTORNEYS-AT-LAW
                          5100 N. BROOKLINE, SUITE 600
                          OKLAHOMA CITY, OKLAHOMA 73112
                            Telephone (405) 942-3501
                               Fax (405) 942-3527


                                  May 10, 2005


FACSIMILE
(202) 942-9528
--------------

Mr. H. Roger Schwall
Securities and Exchange Commission
450 Fifth Street N.W.
Washington, DC 20549

         RE: Atlas America Series 25-2004(A) L.P. ("Series 25(A)") and Atlas America Series 25-2004(B) L.P. ("Series 25(B)")
              ---------------------------------------------------------

Dear Mr. Schwall:

         This letter is pursuant to our telephone conversation with Mr. Timothy Levenberg on May 9, 2005. Series 25(A) and Series 25(B) are both start-up limited partnerships which were formed to drill and operate natural gas and oil wells. Atlas Resources, Inc. serves as the managing general partner of both partnerships. On April 29, 2005, Series 25(A) and Series 25(B) each filed a Form 10 with the SEC pursuant to Section 12(g) of the Securities Exchange Act of 1934, to register their respective limited partnership interests (the "units"). Both Series 25(A) and Series 25(B) sold their respective units pursuant to the exemption from registration under Section 5 of the Securities Act of 1933 (the "Act") provided by Rule 506 of Regulation D. The units in each partnership were offered pursuant to a private placement memorandum, which described both partnerships. In addition, a separate supplement to the private placement memorandum for each partnership was used for the primary purpose of identifying wells which would be drilled by that partnership and not by the other partnership. Units in Series 25(A) were offered and sold first. After the final closing of the offering of units in Series 25(A), Series 25(B) began offering units. A separate Form D was filed with the SEC and the states for each partnership.

         In our telephone conversation, Mr. Levenberg requested a written response setting forth a brief synopsis of each partnership's compliance with the provisions of Rules 501 and 502 of Regulation D. Our response to Mr. Levenberg's request is set forth below.

         (a) With respect to Rule 502(a) "Integration," the offering of the partnerships' respective units as described above does not fall within the six-month safe harbor from integration provided by Rule 502(a) of Regulation D. However, the private placement memorandum disclosed to potential investors in a partnership that each partnership is a separate business entity from the other partnership, an investor would be a partner only in the partnership in which he or she invested and the investor's investment return would depend solely on the operations and success or lack of success of the particular partnership in which he or she invested. In addition, there was a separate supplement to the private placement memorandum for each partnership which specified 70% or more of the wells that the partnership intended to drill, based on both that partnership's targeted maximum

KUNZMAN & BOLLINGER, INC.

Mr. H. Roger Schwall
Securities and Exchange Commission
May 10, 2005
Page 2

              subscriptions and the actual amount of subscriptions received by it at the time it closed the offering of its units. Also, the wells which were proposed to be drilled by Series 25(A) in its supplement to the private placement memorandum were different from the wells which were proposed to be drilled by Series 25(B) in its supplement to the private placement memorandum.

              In addition, the units were sold only to:

              o persons whom the managing general partner reasonably believed, at the time of sale, to be accredited investors, as that term is defined in Rule 501(a) of Regulation D; and

              o in the case of Series 25(A) only, investors who met the knowledge and experience requirements of Rule 506(b)(2)(ii) of Regulation D with respect to non-accredited investors.

              Series 25(A) was sold to "accredited investors" and 35 non-accredited investors. The purchaser count in Series 25(A) was made in accordance with the provisions of Rule 501(e) of Regulation D. Series 25(B) was sold only to accredited investors.

         (b) With respect to Rule 502(b) "Information Requirements," as set forth in subparagraph (a) of this letter, above, sales were made in Series 25(A) to 35 non-accredited investors. Also, each partnership, both of which were then non-reporting companies under
              Section 13 or 15(d) of the Securities Exchange Act of 1934, offered units for more than $7.5 million. Therefore, the financial statements of each partnership and the partnership's managing general partner which were included in the private placement memorandum were the same as the financial statements which would have been required to be included in a registration statement filed on Form S-1. These financial statements consisted of the following:

              o   an audit of Series 25(A);

              o   an audit of Series 25(B);

              o full audited financial statements for the managing general partner for its two most recent fiscal years; and

              o full unaudited financial statements for the managing general partner as of a date within four months of the date of the private placement memorandum.

              With respect to the non-financial information, the private placement memorandum and the supplements included the same information as would have been required by Part I of a registration statement filed on Form S-1 if the offerings had been registered with the SEC. Also:

KUNZMAN & BOLLINGER, INC.

Mr. H. Roger Schwall
Securities and Exchange Commission
May 10, 2005
Page 3
              o the contents of exhibits to the private placement memorandum were identified and made available to potential investors in each partnership on request;

              o the same information concerning the offering of units in each partnership was provided to both accredited and non-accredited investors;

              o every potential investor in each partnership was given the opportunity to ask questions and receive answers concerning the terms and conditions of the offering of each partnership's units and to obtain any additional information which the partnerships or the managing general partner possessed or could acquire without unreasonable effort or expense; and

              o the limitations on resale of the units were fully disclosed in the private placement memorandum in the manner required under Rule 502(d)(2) of Regulation D, as discussed below.

         (c) With respect to Rule 502(c) "Limitation on manner of offering," with the exception of one unit in each partnership which were sold by a registered investment advisor, each partnership sold its units only through registered broker/dealers which were members of the NASD. Each partnership believes that its units were offered only to customers of the broker/dealers and the registered investment advisor with whom they had a substantive pre-existing relationship. Further, in their respective selling agreements each broker/dealer and the registered investment advisor represented, among other representations, to the partnerships as follows:

              o They would comply with all the provisions of Regulation D and the units would not be offered and/or sold by them by means of any form of general solicitation or general advertising, including, but not limited to, the following: any advertisement, article, notice, or other communication published in any newspaper, magazine, or similar media or broadcast over television or radio; any seminar or meeting whose attendees were invited by any general solicitation or general advertising; or any letter, circular, notice, or other written communication constituting a form of general solicitation or general advertising.

              o They would provide each offeree with a complete and numbered copy of the private placement memorandum for the partnership in which units were then being offered.

         (d) With respect to Rule 502(d) "Limitations on Resale," the managing general partner understood that each partnership's units were restricted securities. Therefore, the partnerships exercised reasonable care to assure that the purchasers of the units were not underwriters. In this regard, each partnership's subscription document required the investor to certify that he was "...subscribing for investment purposes only and not for resale or distribution..." In addition, the private placement memorandum disclosed to the investors in each partnership that the units had not been registered under the Act and could not be resold without registration or an exemption from registration. Also, since the

KUNZMAN & BOLLINGER, INC.

Mr. H. Roger Schwall
Securities and Exchange Commission
May 10, 2005
Page 4

              partnerships' units are uncertificated securities, the same disclosure concerning the illiquidity of the units was placed on the top of the first page of the form of the partnership agreement for each partnership, and the form of the partnership agreement for each partnership was included in the private placement memorandum.

         Please direct any questions or comments regarding the enclosed to the undersigned or Mr. Gerald A. Bollinger at the captioned number.

                                                  Very truly yours,

                                                  KUNZMAN & BOLLINGER, INC.

                                                  /s/ Wallace W. Kunzman, Jr.

                                                  Wallace W. Kunzman, Jr.


cc:  Mr. Freddie Kotek
     Ms. Nancy McGurk
     Mr. Timothy Levenberg